

Mail Stop 4561

October 13, 2009

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ  07719

> **Re:    BIO-key International, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed September 28, 2009**
> **File No. 001-13463**

Dear Mr. DePasquale:

We have reviewed your filing and response letter and have the following comments.  Please note that our references to prior comments refer to our prior comment letter dated September 15, 2009.

Effects of the Asset Sale, page

1.      We refer to your response to prior comment 5.  Although we note your response that Lockheed Martin has requested you to provide its fingerprint technology for the FBI's Next Generation Identification system, your response does not address the concern that you provide a clear description of your business going forward. The description of your business following the assets sale, if approved, should make clear what assets the company will retain and discuss other key aspects of your business such as your business plan, staff size, physical location and facilities and management's views regarding future prospects for the company, including whether management is considering other alternatives with respect to the retained business activities.  In addition, please note that a discussion of how management plans to conduct business following the asset sale should be briefly addressed in the summary section and discussed more fully in the main body of the proxy statement.

Questions and Answers About the Asset Sale and the Special Meeting

Why am I receiving this proxy statement? page 7

2.      Revise your filing to clarify the dollar amount or range of the sale proceeds you intend to use to redeem all outstanding shares of your Series B and C Convertible Preferred Stock.

Proposal One – The Asset Sale Proposal

Consideration to be Received, page 32

3.      We refer to your response to prior comment 6 and note your statement that the company's stockholders will not "directly" receive any of the proceeds of the asset sale.  Revise your filing to clarify, if true, that your shareholders will not receive any of the proceeds of the asset sale unless they are either Series B or Series C shareholders.  A statement to this effect should also be included in the summary section.  In this regard, consider adding a section titled "Consideration to be Received by Shareholders," or the like.

Unaudited Financial Statements of the Law Enforcement Business of BIO-key International Incorporated, page 77

4.      We note that you have revised your filing to include the unaudited financial statements of the Law Enforcement Business and that you have indicated the unaudited financial statements should be read in conjuction with the audited historical consolidated financial statements of the company, including the notes thereto.  It is unclear how you determined you are not required to include notes to the unaudited financial statements of the Law Enforcement Business.  In this regard, we note your statements on pages 78 through 80 that the "accompanying notes are an integral part of these statements."  Please advise or revise your filing to include the notes to the unaudited financial statements of the Law Enforcement Business.

*          *          *          *

       As appropriate, please amend your filings and respond to these comments within 10 business days.  You should provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
October 13, 2009
Page 3


    Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at
(202) 551-3477 or to the undersigned at (202) 551-3457.  You may also contact the
Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

                                    Sincerely,


                                    Maryse Mills-Apenteng
                                    Special Counsel


cc:     Via facsimile: (617) 248-4000
        Charles J. Johnson, Esq.
        Choate, Hall & Stewart LLP